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                               December 15, 2022

       Oliver Schacht
       Chief Executive Officer
       OpGen, Inc.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OpGen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2022
                                                            File No. 333-268648

       Dear Oliver Schacht:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Comments

       General

   1. We refer to your disclosure in the Plan of Distribution section that you will enter into a securities purchase
agreement with "institutional investors," but that other investors shall rely solely on the
prospectus in connection with purchasing securities in this offering.
                                                        Please explain to us
why there is disparate treatment of different investors in the same offering.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Oliver Schacht
OpGen, Inc.
December 15, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sean Healy at (202) 551 - 5586 or Dorrie Yale at (202) 551- 8776 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

FirstName LastNameOliver Schacht                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameOpGen, Inc.
                                                           Services
December 15, 2022 Page 2
cc:       Peter Jaslow, Esq.
FirstName LastName